Exhibit 99.1

ITURAN ROAD TRACK SIGNS AGREEMENT WITH A GLOBAL AUTOMAKER
TO OFFER TELEMATICS SERVICES  IN BRAZIL

AZOUR, Israel – September 30, 2015 –  Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), announced today that its subsidiary in Brazil has signed a four year  agreement with a global automaker to offer telematics services in the Brazilian market. Ituran’s services includes: vehicle security, personal safety, remote diagnostic, Web and App application and Concierge. The service will be launched through a joint venture, called IRT (Ituran Road Track), which is 50% owned by Ituran.

The agreement has a long-term timeframe.

Ituran expects some investment and expense requirements during the initial period of contract, resulting in a loss at the joint venture in an amount which is not significant to Ituran. During 2017, the joint venture expected to become profitable, making the entire project increasingly accretive to Ituran.

Eyal Sheratzki, CEO of Ituran commented, "This agreement  is an important milestone and significant step for our business. It very much strengthens our position, as we evolve into a player in the automotive industry after two decades of operating in the aftermarket segment only. It will bring us hundreds of thousands of additional subscribers, positioning us as a clear market leader in Brazil. We believe this agreement also opens up many future opportunities for us in Latin America. We look forward to working with this client, one of the world’s leading car manufacturers, as we build a long-term, successful and fruitful relationship."

Yaron Littan, CEO of Ituran Brazil and IRT, added, “Reaching this agreement with a global automaker was a long process taking a number of years. I want to personally thank the client’s  team for their professionalism We are very pleased with the final result which will be a win-win for all parties involved,  especially Brazilian customers. The services have been tropicalized to attend the Brazilian Market and client’s customers and will position it as a Telematics market leader in South America.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran's subscriber base has been growing significantly since the Company's inception to over 879,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft (ituran@gkir.com) GK Investor Relations (US) +1 646 201 9246